UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-16441

CROWN CASTLE PUERTO RICO CORP. 1165(e) PLAN
2000 Corporate Drive
Canonsburg, PA 15317
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

CROWN CASTLE INTERNATIONAL CORP.
1220 Augusta Drive, Suite 600
Houston, Texas 77057-2261
(Name of issuer of the securities held pursuant to the
plan and the address of principal executive office)

CROWN CASTLE PUERTO RICO CORP. 1165(e) PLAN

INDEX

Page
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2014 AND 2013 (Unaudited)	1
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013 (Unaudited)	2
NOTES TO FINANCIAL STATEMENTS - Unaudited	3
Note: All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE	9

CROWN CASTLE PUERTO RICO CORP. 1165(e) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (Unaudited)

DECEMBER 31, 2014 AND 2013

	2014	2013
Investments, at fair value (notes 3 and 4)	$1,401,396	$1,179,691
Receivables:
Employer cash contributions	42,636	38,915
Employer securities contributions	42,970	—
Notes receivable from participants	103,644	8,158
Total receivables	189,250	47,073
Net assets available for benefits	$1,590,646	$1,226,764

See accompanying notes to financial statements.

CROWN CASTLE PUERTO RICO CORP. 1165(e) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (Unaudited)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Additions (deductions) to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments (note 3)	$(175)	$139,486
Dividends and interest	84,801	44,101
Total investment income (loss)	84,626	183,587
Contributions:
Employer cash contribution	74,044	64,984
Employer securities contribution	85,479	—
Participants	119,733	110,324
Total contributions	279,256	175,308
Total additions (deductions)	363,882	358,895
Net assets available for benefits:
Beginning of year	1,226,764	867,869
End of year	$1,590,646	$1,226,764

See accompanying notes to financial statements.

CROWN CASTLE PUERTO RICO CORP. 1165(e) PLAN
NOTES TO FINANCIAL STATEMENTS - Unaudited
December 31, 2014 and 2013

1.	Plan Description
The following description of the Crown Castle Puerto Rico Corp. 1165(e) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)	General
The Plan is a defined contribution plan available to eligible employees of Crown Castle Puerto Rico Corp. (the “Company”). Banco Popular de Puerto Rico ("Banco Popular") is the trustee and recordkeeper of the Plan. The Company, an indirect subsidiary of the Crown Castle International Corp., is the plan administrator for the Plan. The Plan was established on October 1, 2008, and has since been amended on an as-needed basis through the date of this report. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and Puerto Rico income tax laws. The financial statements included herein have not been audited, as an audit is not required under the applicable ERISA rules.
As of December 31, 2014 and 2013, there were 16 and 15 employees of the Company, respectively, eligible to participate and participating in the Plan.

(b)	Contributions
Employees are eligible for participation in the Plan once they are twenty-one years of age and have completed three months of service with the Company. Employees can participate in the Plan on the first day of the month coinciding with or following three months of service. Participants may contribute any percentage up to and including any percentage that allows the participant to reach the pre-tax contribution limit of $15,000 in both 2014 and 2013, respectively, a maximum deferral amount specified by Puerto Rico Internal Revenue Code of 1994 ("PR Code"), as amended. Participants who are age 50 and older can contribute an additional $1,500 pre-tax contribution in both 2014 and 2013 above the annual PR Code limitation. In addition, participants may make voluntary contributions to the Plan on an after-tax basis. These employee contributions are made through salary reductions and are fully vested at all times. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees who have not submitted an election to participate or not participate in the Plan are automatically enrolled in the Plan at a deferral rate of 3% and their contributions invested in a designated target date fund until changed by the participant. The deferral rates for participants who were auto enrolled increases by 1% each year until it reaches a maximum contribution of 6%, unless otherwise directed by the participant. A registered investment adviser is engaged to assist in monitoring the core investment options offered by the Plan, excluding the Crown Castle International Corp. common stock ("CCIC Common Stock"). As of December 31, 2014, the Plan offered 20 mutual funds, a money market account and CCIC Common Stock as investment options.
The Company matches and contributes in cash 100% of the first 3% of compensation that a participant contributes to the Plan. In addition, discretionary amounts may be contributed at the option of the Company's board of directors. Contributions are subject to certain limitations.
The discretionary contributions for 2014 consisted of:
•A cash contribution equal to 100% of the second 3% of compensation that participants contributed to the Plan.
•A contribution of CCIC Common Stock equal to approximately 4% of each employee's annualized base salary as of March 31, 2014 based on the closing price per share of CCIC Common Stock as of April 2, 2014. On June 13, 2014, the contribution totaled 576 shares of CCIC Common Stock, with a total market price of approximately $42,509.
•A contribution of CCIC Common Stock equal to approximately 4% of each employee's annualized base salary as of December 31, 2014. On March 6, 2015, the contribution totaled 546 shares of CCIC Common Stock, with a total market price of approximately $42,970 based on the closing price per share of CCIC Common Stock as of December 31, 2014.
The discretionary equity securities contributions vest in the same manner as the Company's standard and annual discretionary cash matches. See "vesting description" below.

The discretionary contribution for 2013 was a cash contribution equal to 100% of the second 3% of compensation that participants contributed to the Plan.
The Company's total discretionary contributions were $122,500 and $33,417 for the years ended December 31, 2014 and 2013, respectively.

(c)	Participant Accounts
Participant accounts are maintained at fair market value. Each participant's account is credited with the participant's contribution and allocations of (1) the Company's matching and discretionary contributions and (2) Plan earnings and losses. The participant is entitled to the benefit that can be provided from the participant's vested account.

(d)	Vesting
Participants are vested immediately in their contributions plus actual earnings (losses) thereon. Vesting in the Company's contribution portion of their accounts is generally based on years of service. A participant is 33% vested after one year of credited service, 67% vested after two years of credited service, and 100% vested after three years of credited service. A participant automatically vests in any non-vested accounts upon attainment of age 65, upon retirement due to disability, upon death and upon termination of the Plan.

(e)	Notes Receivable From Participants
Participants are permitted to borrow a minimum of $1,000 up to a maximum of 50% of the vested balance or $50,000, whichever is less. The notes are secured by the balance in the participant's account and bear interest at a fixed rate of prime plus 1%. As of December 31, 2014, the interest rate on each of the notes receivable from participants was 4.25%. All notes are subject to specific repayment terms and must be repaid within a five-year period. Each participant is permitted one note at a time. No allowance for credit losses was recorded as of December 31, 2014 and 2013.
In the event of default, as described by the Plan, participants are considered to have received a distribution and are subject to income taxes on the distributed amount.

(f)	Payment of Benefits
Participants are permitted to withdraw any portion of their vested account balance due to death, permanent disability, retirement, attainment of age 59 1/2, in the event of financial hardship or termination of service. The participant may elect to receive a lump-sum payment, subject to federal income tax withholdings, or rollover the vested account balance to another qualified plan. These withdrawals, prior to retirement, may result in certain suspensions of current and future participation in the Plan.

(g)	Forfeitures
Company contributions and earnings (losses) thereon that have not become vested, and have been forfeited by participants in accordance with the applicable provisions of the Plan, are applied against the Company's contributions to the Plan and may be applied to reduce the administrative expenses of the Plan. There were no significant forfeited amounts applied against administrative expenses for the years ended December 31, 2014 and 2013. The forfeiture balance amounts that were unallocated to participants totaled $889 for both the years ended December 31, 2014 and 2013.

(h)	Administration Expenses
Plan administrative expenses, to the extent not paid by the Company, are charged to and paid from the Plan's assets as incurred. The Plan permits the application of forfeited assets to pay administrative expenses. No forfeited assets were used to pay administrative expenses during 2014 and 2013.

(i)	Termination of Plan
In the event of termination of the Plan, the plan administrator will continue to function during such period as is necessary to make remaining normal distributions and to administer and distribute the residual interests of the participants. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as may be approved by the Puerto Rico Treasury Department, ERISA counsel, or other governing agencies.

(j)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits. For example, as of December 31, 2014 approximately 9% of the Plan's net assets are invested in CCIC Common Stock. See note 3.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation
The accompanying financial statements have been prepared on an accrual basis. Amounts payable to participants terminating participation in the Plan are included as a component of net assets available for benefits.

(b)	Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

(c)	Investment Income
Interest income from investments is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date.

(d)	Investments and Fair Value Measurements
The Company's assets and liabilities recorded at fair value are categorized based upon a fair value hierarchy that ranks the quality and reliability of the information used to determine fair value, in accordance with applicable accounting guidance (see note 4).
The following is a description of the levels of the fair value hierarchy:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•
Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, as well as inputs other than quoted prices that are observable for the asset or liability.

•	Level 3 inputs are unobservable inputs and are not corroborated by market data.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.
Money market funds and equity securities: Valued at the closing price reported on the active market on which the individual securities are traded on the last business day of the Plan year.
Mutual funds: Valued at the NAV of shares held by the Plan at year-end based on quoted market price on active markets on the last business day of the Plan year.
CCIC Common Stock: Valued at the closing price of the stock as reported by New York Stock Exchange on the last business day of the Plan year.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate

CROWN CASTLE PUERTO RICO CORP. 1165(e) PLAN
NOTES TO FINANCIAL STATEMENTS - Unaudited
December 31, 2014 and 2013

and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Purchases and sales of securities are accounted for on a settlement-date basis. The difference between recording transactions on a trade date and a settlement date was not significant to the Plan's financial statements.
In accordance with the policy of stating investments at fair value, unrealized appreciation or depreciation on investments are reflected within investment income (loss) in the Statements of Changes in Net Assets Available for Benefits.

(e)	Contributions
Participant contributions are recorded as they are withheld from the participant's wages.

(f)	Distributions to Participants
Distributions to participants are recorded when paid by the Plan.

3.	Investment Options
The following were the investment options as of December 31, 2014:

•	Artisan International Fund	•	T. Rowe Price Growth Stock Fund
•	CCIC Common Stock	•	T. Rowe Price Retirement Income Fund
•	DFA One-Year Fixed Income Portfolio Fund	•	T. Rowe Price Retirement 2010 Fund
•	DFA Global Real Estate Fund	•	T. Rowe Price Retirement 2020 Fund
•	Gabelli U.S. Treasury Money Market Account	•	T. Rowe Price Retirement 2030 Fund
•	Invesco Growth and Income R6 Fund	•	T. Rowe Price Retirement 2040 Fund
•	JPMorgan Core Bond Fund R6 Fund	•	T. Rowe Price Retirement 2050 Fund
•	Northern Small Cap Value Fund	•	Vanguard Explorer Admiral Fund
•	PIMCO High Yield Institutional Fund	•	Vanguard Mid-Cap Index Institutional Fund
•	Schwab 1000 Index Fund	•	Vanguard Inflation Protected Securities Fund
The following are investments that represented 5% or more of the Plan's assets (see note 4):

	December 31,
	2014	2013
CCIC Common Stock	$136,938	$89,952
Columbia Acorn Z Fund(a)	—	132,482
Gabelli U.S. Treasury Money Market Account(a)	43,786	62,552
Invesco Growth and Income R5 Fund(a)	—	107,956
Invesco Growth and Income R6 Fund(b)	146,777	—
Schwab 1000 Index Fund	133,101	95,890
Thornburg International Value CL R6 Fund(a)	—	80,867
T. Rowe Price Growth Stock Fund	92,788	81,818
T. Rowe Price Retirement 2020 Fund	91,354	62,631
T. Rowe Price Retirement 2030 Fund	165,772	139,187
T. Rowe Price Retirement 2040 Fund	134,716	84,624
T. Rowe Price Retirement 2050 Fund	102,661	81,818
Vanguard Explorer Admiral Fund(b)	132,892	—

(a)    The fair values of the investments as of December 31, 2014 are not five percent or more of the Plan's total net assets available for benefits.
(b)    The fair values of the investments as of December 31, 2013 are not five percent or more of the Plan's total net assets available for benefits.

CROWN CASTLE PUERTO RICO CORP. 1165(e) PLAN
NOTES TO FINANCIAL STATEMENTS - Unaudited
December 31, 2014 and 2013

For the years ended December 31, 2014 and 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value, as follows:

		For the Years Ended December 31,
	Level	2014	2013
Mutual funds	Level 1	$(4,340)	$138,440
Common Stock	Level 1	4,165	1,046
		$(175)	$139,486

4.	Fair Values
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2014 and 2013.

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$793,221	$—	$—	$793,221
Bond funds	54,953	—	—	54,953
Value funds	182,743	—	—	182,743
Balanced funds	187,935	—	—	187,935
Total mutual funds	1,218,852	—	—	1,218,852

Money market fund:
Treasury fund	45,606	—	—	45,606
Total money market fund	45,606	—	—	45,606

Common stock:
Common stock	136,938	—	—	136,938
Total common stock	136,938	—	—	136,938

Total	$1,401,396	$—	$—	$1,401,396

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$680,604	$—	$—	$680,604
Bond funds	47,784	—	—	47,784
Value funds	168,392	—	—	168,392
Balanced funds	130,289	—	—	130,289
Total mutual funds	1,027,069	—	—	1,027,069

Money market fund:
Treasury fund	62,670	—	—	62,670
Total money market fund	62,670	—	—	62,670

Common stock:
Common stock	89,952	—	—	89,952
Total common stock	89,952	—	—	89,952

Total	$1,179,691	$—	$—	$1,179,691
There were no transfers between Level 1 and 2 in the periods presented.

CROWN CASTLE PUERTO RICO CORP. 1165(e) PLAN
NOTES TO FINANCIAL STATEMENTS - Unaudited
December 31, 2014 and 2013

5.	Federal Income Tax
The Plan received a favorable determination letter from the Puerto Rico Department of Treasury dated November 5, 2013, which stated that the Plan is designed in accordance with the applicable sections of the PR Code and therefore, exempt from income taxes. Since receiving the determination letter, the Plan has been amended on an as needed basis and has filed a request for an updated determination letter. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by by federal, state or local taxing authority. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	Party-In-Interest Transactions
Banco Popular is trustee and recordkeeper of the Plan. Fees paid by the Plan for the investment management services are included in net appreciation (depreciation) in fair value of investments.
The Plan invests in CCIC Common Stock. The Plan held 1,740 shares and 1,225 shares of CCIC Common Stock as of December 31, 2014 and 2013, respectively. There were purchases of CCIC Common Stock totaling $52,434 (inclusive of the employer securities contribution) and $22,411 for the year ending December 31, 2014 and 2013, respectively. There were sales of CCIC Common Stock totaling $14,875 and $24,143 for the years ending December 31, 2014 and 2013, respectively. The Plan recorded investment income related to the appreciation in the fair value CCIC Common Stock of $4,165 and $1,046 for the years ending December 31, 2014 and 2013, respectively.
Notes receivable from participants totaled $103,644 and $8,158 as of December 31, 2014 and 2013, respectively, representing borrowings by the participants from their individual participant accounts.

SIGNATURE
 Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CROWN CASTLE PUERTO RICO CORP.

1165(e) PLAN
(Name of Plan)

By:	/s/ ROB A. FISHER
Rob A. Fisher
Vice President and Controller (Principal Accounting Officer)

Date: June 22, 2015